At an Annual Meeting of Shareholders of the Funds held on July 20,2001, shareholders approved the following proposal:

     To approve a new advisory agreement between Strong Capital Management, Inc. and Strong Money Market Fund, Inc. on behalf of:

                                                  For            Against
     Strong Money Market Fund               876,514,574.990   73,519,783.520

                                                Abstain       Broker non-votes
                                            36,936,556.200    117,836,106.000